Exhibit 12.1

K2 Inc.

Ratio of Earnings to Fixed Costs

(in thousands)

	31-Dec-98	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	30-Jun-03
Earnings (a)
Pre-tax income from continuing operations	$4,823	$12,516	$24,200	$(11,975)	$18,570	$9,095
Fixed charges	12,614	13,230	15,878	14,432	9,928	5,089
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pre-tax losses of equity investees	—	—	—	—	—	—
Less: interest capitalized	—	—	—	—	—	—
Less: preference security dividend requirements	—	—	—	—	—	—
Less: minority interest in pre-tax income	—	—	—	—	—	—

	17,437	25,746	40,078	2,457	28,498	14,184

Fixed charges (b)
Interest expensed and capitalized	12,163	12,741	14,814	13,631	8,966	4,608
Amortized premiums, discounts and capitalized expenses related to indebtedness (included in interest expense)
Estimate of interest within rental expense	451	489	1,064	801	962	481
Preference security dividend requirements	—	—	—	—	—	—

	12,614	13,230	15,878	14,432	9,928	5,089

Ratio (a/b)	1.38	1.95	2.52	0.17	2.87	2.79

$ Deficiency	n/a	n/a	n/a	$11,975	n/a	n/a